99.1

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Ocwen Federal Bank FSB
Compliance Certification Year Ended December 31, 2003
Morgan Stanley Dean Witter 2003-NC1

The undersigned Officer of Ocwen Federal Bank FSB (the "Servicer") confirms that (i) a review of the activities of the Servicer during the calendar year ending on December 31, 2003 and of the performance of the Servicer under the Pooling and Servicing Agreement dated as of January 1, 2003 for the Morgan Stanley Dean Witter Capital I Inc. Mortgage Pass-Through Certificates, Series 2003-NC1
(the "Servicing Agreement") has been made under his supervision. Except as noted on the Management Assertion on Compliance with USAP, to the best of the undersigned Officer's knowledge, based on such review, the Servicer has fulfilled all of its obligations as set forth in the Servicing Agreement.


March 12, 2004

BY: /s/: Scott W. Anderson
Scott W. Anderson
Senior Vice President


Ocwen Federal Bank FSB